UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CapitalSource Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14055X 10 2

(CUSIP Number)

Timothy M. Hurd Mark B. Tresnowski, Esq. Madison Dearborn Partners, LLC Three First National Plaza Chicago, Illinois 60602 (312) 895-1000	Robert M. Hayward, Esq. Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14055X 10 2		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 19,772,816 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,563,345 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,563,345 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14055X 10 2		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Capital Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 19,334,620 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,064,533 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,064,533 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14055X 10 2		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Special Equity III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 429,311 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 489,927 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 489,927 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) PN

* Less than 1% of the outstanding shares of the class represented by the amount in row (11).

CUSIP No. 14055X 10 2		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Special Advisors Fund I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,885 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,885 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,885 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

* Less than 1% of the outstanding shares of the class represented by the amount in row (11).

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2003, and as amended by Amendment No. 1 to Schedule 13D filed with the Commission on January 28, 2004, Amendment No. 2 to Schedule 13D filed with the Commission on February 11, 2004, Amendment No. 3 to Schedule 13D filed with the Commission on October 12, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on October 26, 2005 and Amendment No. 5 to Schedule 13D filed with the Commission on February 15, 2007 (as amended to the date hereof, the “Statement”) by the persons named therein is hereby amended and supplemented by this Amendment No. 6 to Schedule 13D (the “Amendment”).  Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement.

This Amendment is being filed solely to report the same transaction that was reported on the Form 4 filed by MDP III, MDCP and MDSE (as such terms are defined in Item 2 below) with the Commission on September 13, 2007, which reflects open market purchases of approximately 2.8 million shares of Common Stock. As disclosed in the Form 4 filed by MDP III, MDCP and MDSE with the Commission on September 13, 2007, this purchase was structured as a derivative transaction as described in Item 3 below.

Item 2.    Identity and Background

Item 2 of the Statement is hereby deleted and replaced as follows:

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Madison Dearborn Capital Partners III, L.P., a Delaware limited partnership (“MDCP”), by virtue of its deemed beneficial ownership of 22,064,533 shares of Common Stock,

Madison Dearborn Special Equity III, L.P., a Delaware limited partnership (“MDSE”), by virtue of its deemed beneficial ownership of 489,927 shares of Common Stock,

Special Advisors Fund I, LLC, a Delaware limited liability company (“SAF”), by virtue of deemed beneficial ownership of 8,885 shares of Common Stock and

Madison Dearborn Partners III, L.P., a Delaware limited partnership (“MDP III”), by virtue of being the sole general partner of MDCP and MDSE and the sole manager of SAF.

MDP III, MDCP, MDSE and SAF are collectively referred to as the “Reporting Persons.”   The Reporting Persons have entered into a Joint Filing Agreement, dated as the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  The Reporting Persons may be deemed to be a group for purposes of Section 13(d)-3 of the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

The principal business address of each of the Reporting Persons is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

MDCP, MDSE and SAF are private equity investment funds principally engaged in the business of investing in securities.  MDP III is engaged primarily in the business of serving as the general partner for MDCP and MDSE and the manager of SAF.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by adding the following paragraphs at the end of Item 3:

As previously reported in the Form 4 filed by MDP III, MDCP and MDSE with the Commission on September 13, 2007, MDCP and MDSE entered into a Partially Collateralized Equity Total Return Swap with Full Recourse (“Equity-Based Swap Agreement”) to MDCP and MDSE with Citibank, N.A., an independent bank counterparty, covering 2,729,913 shares of Common Stock involving MDCP and 60,616 shares of Common Stock involving MDSE.  None of MDP III, MDCP or MDSE has shared or sole power to vote or direct the vote of such shares unless and until MDCP and MDSE choose to acquire such shares upon the expiration or termination of the Equity-Based Swap Agreement.

Under the terms of the previously reported Equity-Based Swap Agreement, MDCP and MDSE are obligated to pledge certain currently owned shares of Common Stock to Citibank, N.A. MDCP and MDSE are required to pledge that number of shares of Common Stock such that the “notional-to-value” amount is less than or equal to 50%. Upon the expiration of the Equity-Based Swap Agreement on September 17, 2010, unless earlier terminated by MDCP and MDSE, MDCP and MDSE may elect one of the following: (1) if MDCP and MDSE choose to receive cash payment at settlement, then if the amount is positive, Citibank, N.A. shall pay to MDCP and MDSE the “cash settlement payment” (the result of (i) the product of (a) the volume weighted average market price minus $0.05/share and (b) the number of Shares, minus (ii) the notional amount of $50,000,000), or if the amount is negative, MDCP and MDSE shall pay Citibank, N.A. the absolute value of the “cash settlement payment;” and (2) if MDSE and MDCP choose to receive physical delivery at settlement, they will receive the number of shares held at closing and shall pay the notional amount to Citibank N.A. The notional amount of $50,000,000 increases on each compounding date in an amount equal to the product of (i) the average outstanding notional amount during the period since the last compounding date and (ii) LIBOR plus 0.90% calculated on an actual/360 basis.

Additionally, during the term of the previously reported Equity-Based Swap Agreement, any dividends payable on the shares of Common Stock will be paid by Citibank, N.A. to each of MDSE and MDCP in their proportionate shares. Should the “notional-to-value” amount be greater than an agreed upon percentage on any day, then MDSE and MDCP must provide additional collateral of further shares or in another acceptable form.

This summary of the Equity-Based Swap Agreement is qualified in its entirety by reference to the term sheet agreement, a copy of which is filed with this Schedule 13D as Exhibit B (which is hereby incorporated by reference).  A definitive agreement based on the standard form published by the International Swaps and Derivatives Association, Inc. (ISDA) will be entered into in the future to reflect the principal terms set forth in the term sheet agreement.

Item 4.    Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer

Paragraphs 1 and 2 of Item 5 of the Statement are hereby deleted and replaced as follows:

As of the date hereof:

MDCP may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 22,064,533 shares of Common Stock, or approximately 11.4% of the Common Stock outstanding, of which MDCP may be deemed to have shared power to vote or direct the vote of 19,334,620 shares of Common Stock, and shared power to dispose or direct the disposition of 22,064,533 shares of Common Stock;

MDSE may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 489,927 shares of Common Stock, or less than 1% of the Common Stock outstanding, of which MDSE may be deemed to have shared power to vote or direct the vote of 429,311 Shares of Common Stock, and shared power to dispose or direct the disposition of 489,927 shares of Common Stock;

SAF may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 8,885 shares of Common Stock, or less than 1% of the Common Stock outstanding, of which SAF may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares; and

MDP III, by virtue of being the general partner of MDCP and MDSE and the manager of SAF, may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of the 22,563,345 shares of Common Stock collectively held by MDCP, MDSE and SAF, or approximately 11.7% of the Common Stock outstanding, of which MDP III may be deemed to have shared power to vote or direct the vote of 19,772,816 shares of Common Stock, and shared power to dispose or direct the disposition of 22,563,345 shares of Common Stock. John A. Canning, Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP III that has the power, acting by majority vote, to vote or dispose of the shares held directly by MDCP, MDSE and SAF (other than the right to vote the shares of Common Stock subject to the Equity-Based Swap Agreement as described in Item 3 above).  Messrs. Canning, Finnegan and Mencoff and MDP III each hereby disclaims any beneficial ownership of any shares directly held by MDCP, MDSE and SAF.

All of the percentages calculated in this Statement are based upon an aggregate of 192,759,295 shares of Common Stock outstanding as of August 1, 2007, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 8, 2007 for the fiscal quarter ended June 30, 2007.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 7.    Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement.

Exhibit B	Term Sheet Agreement, dated September 12, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2007	MADISON DEARBORN PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

Date: September 26, 2007	MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

By: Madison Dearborn Partners III, L.P.
Its: General Partner

	By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

Date: September 26, 2007	MADISON DEARBORN SPECIAL EQUITY III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

By: Madison Dearborn Partners III, L.P.
Its: General Partner

	By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

Date: September 26, 2007	SPECIAL ADVISORS FUND I, LLC

By: Madison Dearborn Partners, LLC
Its: Manager

By: Madison Dearborn Partners III, L.P.
Its: General Partner

	By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

Exhibit A

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, pursuant to the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.

Date: September 26, 2007	MADISON DEARBORN PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

Date: September 26, 2007	MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

By: Madison Dearborn Partners III, L.P.
Its: General Partner

	By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

Date: September 26, 2007	MADISON DEARBORN SPECIAL EQUITY III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By: /s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

Date: September 26, 2007	SPECIAL ADVISORS FUND I, LLC

By: Madison Dearborn Partners, LLC
Its: Manager

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

Exhibit B

TERM SHEET AGREEMENT — 09/12/07

Transaction:	Partially Collateralized Equity Total Return Swap with Full Recourse to Party B.

Party A:	Citibank, N.A. (“Citibank”)

Party B:	Madison Dearborn Capital Partners III, L.P. and Madison Dearborn Special Equity III, L.P., to be divided proportionately.

Issuer:	CapitalSource Inc.

Underlying Equity:	Common stock of the Issuer (NYSE ticker: CSE)

Trade Date:	The last trading day in the Initial Period.

Initial Period:

A number of trading days as Party A and Party B shall agree prior to the Trade Date. Party B represents that it will not effect any decision to enter into this Transaction on the basis of material non-public information obtained from the Issuer or any if its affiliates, officers or directors (“Material Non-Public Information”).

Effective Date:	Three trading days after the Trade Date.

Maturity Date:	Three years from the Effective Date.

Notional Amount:	Up to $100,000,000 (without giving effect to capitalized interest), subject to adjustment as described below.

Interest:

The Notional Amount will increase on each Compounding Date in an amount equal to the product of (i) the average outstanding Notional Amount during the period since the last Compounding Date and (ii) the Interest Rate.

Compounding Dates:

The Interest on the Notional Amount will begin to accrue on the Effective Date, and will compound on the 15th of each third month thereafter, commencing with December 15, 2007 (or if such day is not a business day, the next business day), with the final Compounding Date being the Maturity Date.

Dividends:	Party B shall have the immediate right to all cash and in-kind dividends related to the Collateral Shares and shares of the Underlying Equity equal to the Number of Shares.

Number of Shares:

The initial Notional Amount (prior to any adjustments for Interest or Dividends) divided by the Initial Price; subject to adjustments in the event of any Potential Adjustment Event (with the exception of clauses (iv) and (v)) as defined in the Definitions.

Initial Price:

The sum of (i) the average of the daily volume-weighted average price per share of the Underlying Equity on the New York Stock Exchange, as reported by Bloomberg LP under Bloomberg page “CSE.N AQR” for the Initial Period (weighted by the number of shares of Underlying Equity purchased on each day in the Initial Period), (ii) the VWAP Cost and (iii) any carrying costs for the Initial Period, calculated at the Interest Rate.

VWAP Cost:	$0.05 per share

Interest Rate:	The LIBOR Base Rate plus the Carrying Spread, calculated on an Actual/360 basis.

LIBOR Base Rate:

3-month USD LIBOR, unless the relevant period between Compounding Dates is not three months, in which case the LIBOR Base Rate will be determined by linear interpolation between the USD LIBOR rates for the nearest greater period and the nearest lesser period.

Carrying Spread:	0.90%

Settlement Election:

Party B may elect either Physical Settlement or Cash Settlement. Party B shall make such election at least fifteen business days prior to the Maturity Date. Party B agrees not to elect Cash Settlement while in possession of Material Non-Public Information.

Physical Settlement:	If Party B elects Physical Settlement, on the Maturity Date, Party B will pay the Notional Amount to Party A, and Party A will deliver the Number of Shares to Party B.

Maturity Period:	A number of trading days as Party A and Party B shall agree prior to the Maturity Date

Cash Settlement
Maturity Price:

The result of (i) the average of the daily volume-weighted average price per share of the Underlying Equity on the New York Stock Exchange, as reported by Bloomberg LP under Bloomberg page “CSE.N AQR” for the Maturity Period, minus (ii) the VWAP Cost.

Cash Settlement
Payment:	If Party B elects Cash Settlement, the result of (i) the product of (a) the Cash Settlement Maturity Price and (b) the Number of Shares, minus (ii) the Notional Amount.

If this amount is positive, Party A shall pay to Party B the Cash Settlement Payment; if negative, Party B shall pay Party A the absolute value of the Cash Settlement Payment.

Initial Collateral:	A number of shares of the Underlying Equity pledged by Party B to Party A as credit support for this Transaction equal to the Number of Shares.

Collateral Shares:

The shares of the Underlying Equity pledged, at any point in time, by Party B to Party A as credit support for this Transaction. Collateral Shares will be pledged in order from Class 1 to Class 5, as described in the table under “Collateral Shares Representation” below, such that no shares from a lower class (with Class 1 being the highest class and Class 5 the lowest class) may be pledged before all shares have been pledged from a higher class.

Collateral Shares
Representation:	Party B represents to Party A that its holding period, as such term is defined in Rule 144 of the Securities Act of 1933, for any Collateral Shares began no later than the following dates:

Class 1	January 31, 2004	13,309,532 shares (including the Initial Collateral)

Class 2	October 25, 2005	1,047,739 shares

Class 3	November 8, 2005	457,557 shares

Class 4	January 25, 2006	1,620,877 shares

Class 5	September 29, 2006	3,328,226 shares

Party B represents that it owns the Collateral Shares free and clear of any liens other than the first-priority security interest pledged to Party A.

Covenant:

Party B agrees that it shall use all reasonable efforts to cause the Issuer to agree in writing prior to execution of the confirmation for this Transaction to, if Party A forecloses on the Collateral Shares after the date as shall end the minimum two-year holding period required under Rule 144(k) of the Securities Act of 1933 (or if such period is shortened to less than two years by the Securities and Exchange Commission, then instead on such date), promptly (but in any event within three business days) instruct its transfer agent, upon delivery by Party A or its designee to its transfer agent of the Collateral Shares, to deliver to Party A or its designee an equal amount of shares of the Underlying Equity in electronic book-entry form. Party A agrees to cooperate in good faith to accommodate any reasonable request from the Issuer in connection with the foregoing.

Notional-to-Value
(“NTV”):	On any day, the Notional Amount divided by (i) the Market Value of the Collateral Shares, plus (ii) the Market Value of the Number of Shares.

“Market Value” means, for any day, the closing price per share of the Underlying Equity on the New York Stock Exchange as reported by Bloomberg LP.

Maintenance NTV:

If on any day the NTV is greater than 67% (a “Collateral Shortfall”), Party A will notify Party B of the Collateral Shortfall. Within one business day of notification, Party B must post additional Collateral Shares or other additional collateral acceptable to Party A or terminate a portion of the Transaction (see Early Termination) until the NTV is less than or equal to 50%.

Unwind Price Trigger:	If on any day the value of the Underlying Equity declines to 35% of the Initial Price or less, Party A may elect to terminate the Transaction in whole or in part.

Early Termination:

Party B may unwind this Transaction in whole or in part at any time; provided however that if Party B unwinds all or any portion of this Transaction at any time prior to the 24 month anniversary of the Effective Date, Party B shall pay the remaining Carrying Spread, based on the Notional Amount so unwound from the date of such unwind through the 24 month anniversary of the Effective Date. LIBOR breakage costs, if any, will also apply. Upon Early Termination, Party B shall be able to elect Cash Settlement and/or Physical Settlement as described above. Party B agrees not to effect an Early Termination by means of Cash Settlement while in possession of Material Non-Public Information.

Merger Adjustments:	Share for Share: Modified Calculation Agent Adjustment.

Share for Other: Modified Calculation Agent Adjustment.

Share for Combined: Component Adjustment.

Legal and Documentation:

Documentation will be prepared by Party A and mutually agreed upon between Party A and Party B in a customized confirmation to reflect the terms of the Transaction under an ISDA Master Agreement and by reference to the 2002 ISDA Equity Derivative Definitions (the “Definitions”), and such documentation shall include events of default, indemnities, representations, warranties and covenants customary for this type of transaction.

Calculation Agent:	Party A

Governing Law:	New York

[The remainder of this page is intentionally blank]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Term Sheet Agreement enclosed for that purpose and returning it to us.  Agreeing to be legally bound, the terms and conditions of the Transaction as set forth herein are accepted and agreed by the parties as of the date hereof.

CITIBANK, N.A.

By:	/s/ Herman Hirsch
Name: Herman Hirsch
Authorized Representative

MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Authorized Representative

MADISON DEARBORN SPECIAL EQUITY III, L.P.

/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Authorized Representative

Note:                 This transaction is subject to documentation acceptable to both parties.  Any terms set forth herein are subject to the final terms as set forth in separate definitive written agreements.

By executing this Term Sheet, you acknowledge that you have been advised that (a) we are not in the business of providing legal, tax or accounting advice, (b) there may be legal, tax or accounting risks associated with the Transaction and (c) you should seek and rely on legal, tax and accounting advice from your own advisors with appropriate expertise to assess relevant risks.

We are required to obtain, verify and record certain information that identifies each entity that enters into a formal business relationship with us.  We will ask for your complete name, street address, and taxpayer ID number.  We may also request corporate formation documents, or other forms of identification, to verify information provided.

We maintain a policy of strict compliance to the anti-tying provisions of the Bank Holding Company Act of 1956, as amended, and the regulations issued by the Federal Reserve Board implementing the anti-tying rules (collectively, the “Anti-tying Rules”).  Moreover our credit policies provide that credit must be underwritten in a safe and sound manner and be consistent with Section 23B of the Federal Reserve Act and the requirements of federal law.  Consistent with these requirements and our Anti-tying Policy:

➢You will not be required to accept any product or service offered by Citibank or any Citigroup affiliate as a condition to the extension of commercial loans or other products or services to you by Citibank or any of its subsidiaries, unless such a condition is permitted under an exception to the Anti-tying Rules

➢We will not vary the price or other terms of any Citibank product or service based on the condition that you purchase any particular product or service from Citibank or any Citigroup affiliate, unless we are authorized to do so under an exception to the Anti-tying Rules

➢We will not require you to provide property or services to Citibank or any affiliate of Citibank as a condition to the extension of a commercial loan to you by Citibank or any Citibank subsidiary, unless such a requirement is reasonably required to protect the safety and soundness of the loan

➢We will not require you to refrain from doing business with a competitor of Citigroup or any of its affiliates as a condition to receiving a commercial loan from Citibank or any of its subsidiaries, unless the requirement is reasonably designed to ensure the soundness of the loan

Transactions executed by Citigroup are done with the understanding that promptly following the closing, clients will publicly disclose the impact of such transactions if the transactions are material financings for the clients and will not be accounted for as debt on their balance sheets.  Specifically, the clients will publicly disclose to their investors and lenders certain details of such transactions including:

➢the net effect that the transaction has on the financial condition of the client;

➢the nature, amount and term of the material financial obligations incurred by the client with respect to the transaction; and

➢a description of events that may cause such an obligation to arise, increase or become accelerated.

IRS Circular 230 Disclosure:  Citigroup, Inc., its affiliates, and its employees are not in the business of providing tax or legal advice to any taxpayer outside of Citigroup, Inc. and its affiliates.  These materials and any tax-related statements are not intended or written to be used, and cannot be used or relied upon, by any such taxpayer for the purpose of avoiding tax penalties.  Tax-related statements, if any, may have been written in connection with the “promotion or marketing” of the transaction(s) or matters(s) addressed by these materials, to the extent allowed by applicable law.  Any such taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

© 2007 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and Umbrella Device are trademarks and service marks of Citicorp or its affiliates and are used and registered throughout the world.